UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. __1__)*

				Artisoft Inc.
      ______________________________________________________
                        (Name of Issuer)

			Common Stock, $ .01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

					009370107
               ____________________________________
                         (CUSIP Number)
	Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
				(212) 207-6500
      ______________________________________________________
	(Name, Address and Telephone Number of Person Authorized to
		Receive Notices and Communications)

				September 2002
	_________________________________________________________
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



			SCHEDULE 13D
CUSIP No.009370107                           Page 2 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Fund III, L.P.
     F13-3737427
	MGP Advisers Limited Partnership   F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 3,351,800 (Includes 1,140,000 cvt pfd and 1,140,000 warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	16.7
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------






				SCHEDULE 13D
CUSIP No.009370107                           Page 3 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Cayman Fund, L.P.
     98-0132442
	AWM Investment Company, Inc. 11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 1,104,700 (Includes 380,000 cvt. Pfd and 380,000 warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	5.9
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------






			SCHEDULE 13D
CUSIP No.009370107                           Page 4 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Private Equity Fund, L.P.
     F13-3916551
	MG Advisers, L.L.C.  F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 1,126,500 (Includes 380,000 cvt pfd. And 380,000 warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  	6.0
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------








				SCHEDULE 13D
CUSIP No.009370107                           Page 5 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Technology Fund, L.P.
	13-3937585
	SST Advisers LLC   13-3937583
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER    See Marxe\Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe\Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 581,400 (Includes 200,000 cvt pfd and 200,000 warrants)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.2
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------


				SCHEDULE 13D
CUSIP No.009370107                           Page 6 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
	David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER        6,164,400
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER    6,164,400
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 6,164,400 (Includes 2,100,000 cvt pfd. And 2,100,000 warrants)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   28.0
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------






								Page 7 of 9 Pages

Item 1.	Security and Issuer.  This Schedule relates to the
preferred stock and warrants of Artisoft, Inc. (the
"Issuer").  The Issuer's principal executive offices are
located at 5 Cambridge Center, Cambridge, MA  02142
Item 2.	Identity and Background.  This Schedule is filed on behalf
of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III") (ii) Special Situations
Cayman Fund, L.P., a Cayman Islands limited partnership
("CAY") (iii) Special Situations Private Equity Fund, L.P., a Delaware limited partnership (the "Private Equity Fund");
(iv) Special Situations Technology Fund, L.P., a Delaware limited partnership ("SST"); (v) MGP Advisers Limited
Partnership, a Delaware limited partnership ("MGP") (vi)
AWM Investment Company, Inc., a Delaware corporation("AWM")
(vii) MG Advisers. L.L.C., a New York Limited Liability
Company ("MG"); (viii) SST Advisers L.L.C., a Delaware limited liability company ("SSA"); (ix) Austin W. Marxe and
(x) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

The principal office and business address of the Reporting
Persons, other than CAY, is 153 East 53rd Street, 51st floor, New York, NY 10022. The principal office and business address for CAY is c/o CIBC Bank and Trust Company
(Cayman) Ltd., P.O. Box 694, Edwards Street, Grand Cayman,
Cayman Islands, BWI.

The principal business of SSF III, CAY, the Private Equity
Fund, and SST (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and investment adviser to SSF III. The principal business of AWM is to act as the general partner of and investment adviser to CAY, as well as the general partner of MGP. The principal business of MG is to act as general partner of and the investment adviser to the Private Equity Fund. The principal business of SSA is to act as the general partner of and the investment adviser to SST. MGP, AWM, MG and SSTA are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.

Neither any Fund, any Adviser, Austin W. Marxe nor David
Greenhouse, during the last 5 years, has been
							Page 8 of 9 Pages



convicted in any criminal proceeding or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Each Fund utilized available cash assets to purchase the Securities.

Item 4. 	Purpose of the Transaction.  Each of the Reporting Persons
has acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. Each Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors.

Item 5.	Interest in Securities of the Issuer.  See pps. 2-5 of this
Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting
Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

During the month of September, the following funds acquired the following Common Stock in a private placement transaction at $1.05 per share.

1.	SSF III - 1,034,000
2.  CAY- 344,700
3.  Private Equity Fund - 344,700
4.  SST- 181,400

During the month of September, the following fund acquired the following Common Stock in open market trades.

SSF III - 37,800 shares at an average price of $.59 per share.


	No other transactions occurred within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or
	Relationships with Respect to Securities of the Issuer. See Item 2 and Item 4 of this Schedule. Based on such
Items. Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.




									Page 9 of 9 Pages


Item 7.	Material to be Filed as Exhibits.
		None

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 8, 2002
				/s/ Austin W. Marxe
				_________________________________
				Special Situations Private Equity Fund, L.P.
				by: Austin W. Marxe, Managing Director



				/s/ Austin W. Marxe
				_____________________________
	         		Special Situations Technology Fund, L.P.
				by: Austin Marxe, Managing Director



				/s/ Austin W. Marxe
				_____________________________
	         		MG Advisers, L.L.C.
				by: Austin Marxe, President and CEO



				/s/ Austin W. Marxe
				_____________________________
	         		SST Advisers, L.L.C.
				by: Austin Marxe, President and CEO



				/s/ Austin W. Marxe
				_____________________________
	         		Austin W. Marxe


				/s/ David Greenhouse
				_____________________________
	         		David Greenhouse